[J.P. Morgan Securities Inc. Letterhead]
September 26, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 “F” Street, N.E.
Washington, D.C. 20549
Attention:	Derek B. Swanson

Re:	SHUTTERFLY, INC. Registration Statement on Form S-1 (File No. 333-135426)
Ladies and Gentlemen:
     As the undersigned underwriters of the proposed public offering of up to 6,670,000 shares of common stock, par value $0.0001 per share, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., New York City time, on September 28, 2006, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 13, 2006, through the date hereof:
     Preliminary Prospectus dated September 13, 2006:
     5,712 copies to prospective underwriters, institutional investors, dealers and others.
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.
[Signature page follows]

Very truly yours, J.P. MORGAN SECURITIES INC. PIPER JAFFRAY & CO. JEFFERIES & COMPANY, INC. By: J.P. MORGAN SECURITIES INC.
By:	/s/ Richard Sesny
	Name:	Richard Sesny
	Title:	Vice President